news release

ArcelorMittal publishes a Technical Information Memorandum regarding the listing of Aperam

Luxembourg, 12 January 2011 (16:15 CET)  - With reference to the European listing prospectus of 15 December 2010 relating to the spin-off of ArcelorMittal’s stainless and specialty steels business into Aperam, a Technical Information Memorandum has been published today that provides information on the listing timetable. The memorandum is available on ArcelorMittal’s website under “Investors & Shareholders – Extraordinary General Meeting 25 January 2011”.